Etoiles Capital Group Co., Ltd

Room 1109, 11/F, Tai Yau Building

No. 181 Johnston Road, Wanchai, Hong Kong

August 5, 2025

U.S. Securities & Exchange Commission

Office of Trade & Services

Division of Corporation Finance

100 F Street, NE

Attn: Alyssa Wall and Cara Wirth

Re:	Etoiles Capital Group Co., Ltd
Registration Statement on Form F-1
Initially Filed May 15, 2025, as amended
File No. 333-287302

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Etoiles Capital Group Co., Ltd. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m., Eastern Time, on August 7, 2025, or as soon as thereafter practicable.

Very truly yours,

/s/ Kit Shing, CHEUNG
Kit Shing, CHEUNG
Director and Chief Executive Officer

cc:	Loeb & Loeb LLP
Ye & Associates, P.C.